

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2021

Yossi Carmil
Chief Executive Officer
Cellebrite DI Ltd.
94 Shlomo Shmelzer Road
Petah Tikva 4970602, Israel

> **Re: Cellebrite DI Ltd.**
> **Registration Statement on Form F-4**
> **Filed May 17, 2021**
> **File No. 333-256177**

Dear Mr. Carmil:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-4

Questions and Answers about the Proposals, page 8

1. Please add a Q&A that discloses all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

What will TWC Stockholders Receive in the Business Combination?, page 8

2. Rather than repeating the formula for calculating the amount of cash and stock to be received by TWC stockholders, you should provide the approximate cash and stock that

TWC stockholders will receive for each share of their TWC stock. You can provide different scenarios based upon differing redemption totals. To help TWC stockholders evaluate whether to seek redemption, provide a separate Q&A comparing the amount of cash to be received by those who seek redemption versus those who receive the merger consideration.

How do I Exercise My Redemption Rights?, page 12

3.   Please clarify whether public shareholders that redeem their shares will retain any warrants. If so, quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks. Also, revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Do Any of TWC's Directors or Officers or Other Third Parties Have Interests in the Business Combination..., page 15

4.   Please disclose whether the sponsor or any of the company's officers and directors have fiduciary or contractual obligations, as well as any interest in, or affiliation with Cellebrite or its affiliates. If so, please clarify how the board considered these interests in negotiating and recommending the business combination.

5.   We note TWC's charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted TWC's search for an acquisition target.

Summary of the Proxy Statement/Prospectus, page 18

6.   You disclose that the sponsor and directors of TWC have agreed to vote all of their shares of TWC common stock in favor of the Business Combination. Since the business combination proposal requires only the affirmative vote of the majority of the votes cast by TWC stockholders, disclose the percentage of remaining shares needed to vote for the business combination proposal if only a quorum of TWC shares are present.

Redemption Rights, page 20

7.   We note that the Sponsor has agreed to waive its redemption rights with respect to any shares of TWC common stock it may hold. Please describe any consideration provided in exchange for this agreement.

If the PIPE Investments are not consummated and Cellebrite does not waive the Minimum Cash Amount..., page 54

8.   Please highlight any material differences in the terms and price of securities issued at the time of the IPO as compared to the PIPE investment. Disclose if the PIPE investors include SWAG's sponsors, directors, officers or their affiliates.

Risk Factors
Risks Relating to the Merger, page 54

9.   Please add a risk factor that discusses the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

TWC directors and officers may have interests in the Business Combination different from the interests of Public Stockholders, page 60

10.   Please highlight the risk that the sponsor may have been incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate. Also, clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Certain Material U.S. Federal Income Tax Considerations, page 121

11.   We note that the parties "intend" for the business combination to be a reorganization within the meaning of Section 368(a) of the Tax Code. However, the disclosure does not indicate whether the parties expect the business combination to be tax-free (with respect to the receipt of stock) to U.S. holders. Revise to make clear whether the parties expect the business combination to be tax-free to U.S. holders. If you are unable to conclude that the business combination is likely to be tax-free, revise your risk factor relating to the material tax consequences of the business combination (page 63) to focus on the uncertainty and the consequences of the business combination being taxable to U.S. holders. If you are able to conclude that the business combination is likely to be tax-free to U.S. holders, include a tax opinion supporting such a conclusion. For further guidance see Staff Legal Bulletin No. 19 (October 14, 2011) and Item 601(b)(8) of Regulation S-K.

Industry Background, page 162

12.   We note reference in this section to Cellebrite's 2021 Industry Trends Survey. Please briefly describe the parameters of the survey, including a discussion of the number of participants and how they were selected.

The Cellebrite DI platform, page 163

13.	Please provide support for your claims that Cellebrite's Universal Forensic Extraction Device has become the industry standard in investigations, and that the reports produced by your collect, review, analyze, and manage solutions have become the standard in investigation and legal processes.

Properties and Facilities, page 171

14.	Please file your material lease agreements as exhibits to your registration statement. Refer to Item 21 of Form F-4 and Item 601(b)(10)(ii)(D) of Regulation S-K.

Contractual Obligations, page 175

15.	It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Cellebrite's Management's Discussion and Analysis of Financial Condition and Result of Operations
Key Metrics, page 180

16.	Your disclosure of Adjusted EBITDA should be accompanied by the measure calculated using the most directly comparable GAAP measure. Please revise here and throughout your filing where you present Adjusted EBITDA. Refer to Regulation G.

17.	Provide a reconciliation of your Adjusted EBITDA measure to the most directly comparable GAAP measure. Refer to Regulation G.

18.	Provide a statement disclosing the reasons why management believes that presentation of Adjusted EBITDA provides useful information to investors regarding the Company's financial condition and results of operations. Refer to Item 10(e) or Regulation S-K.

19.	Your disclosure indicates that your Adjusted EBITDA calculation includes an adjustment for deferred customer acquisition costs. Clarify what this adjustment represents and why you do not consider these costs normal, recurring cash operating expenses necessary to operate your business. Refer to Regulation G and the Division of Corporation Finance's Non-GAAP Compliance and Disclosure Interpretation 100.01.

Key Factors Affecting Our Performance
Increase penetration within existing customers, page 180

20.	Please disclose the basis for your belief that you have 20% penetration of your existing customer base.

<u>Cellebrite's Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Results of Operations</u>
<u>Comparison of years ended December 31, 2020 and 2019, page 184</u>

21. Please disclose the number of Cellebrite's customers, and customers by type (i.e., strategic, prime and private), for each period presented, as well as the percentage of revenue generated from each type.

22. You state that the change in your subscription revenue was primarily due to an increase in new bookings, the expansion of your install base, and the adoption of your leading Collect & Review offering in a term-based license model instead of a perpetual license model. Please revise to quantify each of these factors. Refer to Item 303(a)(3) of Regulation SK and Section III.D of SEC Release No. 33-6835

<u>Unaudited Pro Forma Condensed Combined Financial Information</u>
<u>Introduction, page 195</u>

23. You disclose that the unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 "Amendments to Financial Disclosures about Acquired and Disposed Businesses." However, your disclosure on page 203 states that with respect to the statement of operations, adjustments are made to give pro forma effect to events that have a continuing impact on the results of the combined company following consummation of the business combination. Please clarify how this complies with Rule 11-02 of Regulation S-X.

<u>Description of Transaction, page 196</u>

24. You disclose that concurrently with the execution of the Business Combination Agreement, Cellebrite and the PIPE Investors entered into the Share Purchase Agreements providing for the purchase by the PIPE Investors at the Effective Time of an aggregate of 30,000,000 Cellebrite Ordinary Shares at a price per share of $10.00 for gross proceeds to existing Cellebrite shareholders of $300,000,000. Tell us why you have not included the shares issued and proceeds received in connection with the PIPE financing in any of your pro forma financial statements or calculations. Refer to Rule 11-01(a)(8) of Regulation S-X. In addition, please clarify whether this Agreements relates to the Forward Purchase Agreement disclosed on your page F-19. Explain why the Forward Purchase Agreement is not included in the pro forma financial information.

<u>Notes to Unaudited Pro Forma Condensed Combined Financial Information</u>
<u>3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 203</u>

25. You disclose that certain holders have the right to receive additional shares of Cellebrite Ordinary Shares if certain share price thresholds are achieved. Please clarify the holders

that have these rights and whether any are employees that have continuing employment obligations. If so, tell us how you considered the provisions of ASC 718 in accounting for these shares. Please disclose the number of shares that holders have the right to receive, the share price thresholds that must be met, and the events upon which they are earned. Please also clarify the impact on your balance sheet and statement of operations if these shares are determined to be liabilities, both upon closing of the merger and in subsequent periods. Also tell us when you expect to complete your accounting analysis with respect to the treatment of these shares.

Management Following the Merger
Directors and Director Nominees, page 208

26. Please disclose if any of your directors were nominated or serve based on any arrangement or understanding with major shareholders. In this regard, we note that Mr. Utsumi is affiliated with SUNCORPORATION, your majority shareholder. Refer to Item 18 of Form F-4 and Item 6.A.5 of Form 20-F.

Security Ownership of Certain Beneficial Owners and Management of Cellebrite, page 251

27. In addition to disclosing the beneficial ownership of your sponsor and its affiliates, please also disclose the sponsor and its affiliates' total potential ownership interest in the combined company, assuming exercise and conversion of all securities they own, including equity securities that the sponsor has the right to acquire beyond 60 days.

28. Please disclose the portion of each class of Cellebrite securities held in the United States and the number of record holders in the United States. Refer to Item 18 of Form F-4 and Item 7.A.2 of Form 20-F.

Note 2 Summary of Significant Accounting Policies
J. Revenue Recognition, page F-35

29. Clarify whether your term based licenses are installed on the customer's computers on premise, and whether the customer accesses any information from cloud solutions that you or third parties provide. If so, tell us how you considered any such cloud services in your determination that the license is distinct and it is appropriate to recognize revenue at a point in time. Refer to ASC 606-10-25-21.

30. Please further clarify the nature of the software updates and upgrades provided to customers and how you determined that they are distinct from the software license. Clarify if the updates modify the functionality of the software, or provide any content, security or other updates that are critical to the customer being able to obtain the ongoing functionality and intended utility of the software. As part of your response, clarify the frequency of the updates provided, the percentage of customers that regularly download them, and if the licenses are ever sold without the updates. In this regard, we note your disclosure on page 168 that the velocity of software updates crease a significant barrier for competitors and your research and development team delivers updated software within

days of major operating system update releases. Refer to ASC 606-10-25-21.

31.   Please further clarify the nature of the implementation services that your provide in connection with your software licenses and how you determined they are distinct performance obligations. Clarify if they modify or customize the software in any way. Please also clarify if you sell licenses to customers without implementation services and if the installation services can be performed by other providers. Refer to ASC 606-1-25-21.

32.   Your disclosure indicates that revenues related to other professional services are generally recognized over time and in certain cases at point in time upon satisfaction of the performance obligation. Please clarify your method of measuring progress toward satisfaction of the performance obligation and the factors you considered in determining this methodology. Refer to ASC 606-10-25-33.

Note 5 Short-term deposits, page F-45

33.   Please further clarify the composition of your short term deposits and restricted deposits, including the underlying investments. Also please quantify the portion that is restricted and describe the nature of the restrictions.

Note 12 Shareholders equity and redeemable convertible preferred shares
d. Option Plan and RSU's, page F-49

34.   Please revise your disclosure to include the fair value of your ordinary shares used in the determination of the fair value of your options and RSUs granted during each period presented. For options and RSUs granted within six months of the determination of the agreed fair value of your equity shares for purposes of the merger described in Note 23, please reconcile and explain any differences between the fair value of the ordinary shares determined on each grant date and the fair value determined in connection with the merger. Describe the objective evidence that supports your determination of the fair value of the underlying ordinary shares at each grant date and fully describe the assumptions utilized at these valuation dates that are significantly different than those used in the determination of the fair value of your equity shares for purposes of the merger.

Celebrite DI Ltd. Financial Statements
Notes to Consolidated Financial Statements
Note 13 Net loss per share, page F-51

35.   Please clarify how your net basic and diluted loss per ordinary share used in the numerator is calculated. Provide a reconciliation of your net income/(loss) as reflected on page F-30 to the amount used in your numerator for each period presented, and fully explain the reconciling items.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Laura Veator, Senior Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology